UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Subject Company (Issuer))

CAVENDISH GLOBAL LIMITED
CAVENDISH ACQUISITION CORPORATION
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

170032809
(CUSIP Number of Class of Securities)

Michael Rubinoff
Cavendish Acquisition Corporation
c/o J. Safra Asset Management Corporation
550 Fifth Avenue
New York, NY 10036
(212) 704-5518
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
Richard Hall, Esq.
Andrew R. Thompson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$722,028,612	$83,899.72

(1)
Estimated for purposes of calculating the filing fee only. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Chiquita Brands International, Inc. (“Chiquita”), at a price of $14.50 per share, net to the seller in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 47,112,311 shares of common stock of Chiquita that were issued and outstanding as of October 31, 2014; (ii) 677,326 shares of common stock of Chiquita potentially issuable upon exercise of outstanding stock options as of October 31, 2014; (iii) up to 597,677 shares of common stock of Chiquita subject to outstanding restricted stock units of Chiquita outstanding as of October 31, 2014 that may be settled for shares of common stock of Chiquita in connection with the Offer, (iv) 1,276,529 shares of common stock of Chiquita subject to Chiquita’s performance share awards as of October 31, 2014 and (v) 131,234 shares of common stock of Chiquita that may be issued in connection with the Chiquita directors deferred compensation program as of October 31, 2014. The foregoing figures have been provided by Chiquita as of October 31, 2014, the most recent practicable date.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2015, issued August 29, 2014, by multiplying the transaction value by 0.0001162. (1)

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $83,899.72	Filing Party: Cavendish Global Limited and Cavendish Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: November 4, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by: (i) Cavendish Acquisition Corporation, a New Jersey corporation (“Purchaser”) and a wholly owned subsidiary of Cavendish Global Limited, a company organized in England and Wales (“Parent”) and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 4, 2014 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (“Shares”), of Chiquita Brands International, Inc., a New Jersey corporation (“Chiquita”), at a price of $14.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 4, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(b), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase, and Items 1 though 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following:

“On December 12, 2014, as part of an internal restructuring, pursuant to  a Share Transfer Agreement (“Transfer Agreement”) between Erichton and J. Safra Foods Holdings S.à.r.l. (“Safra Foods”), (a) Erichton transferred its interest in Parent to Safra Foods, along with all the rights and obligations attached to such interest, including in connection with the Merger Agreement (including the guarantee thereunder), the Offer and Erichton’s equity commitment to Parent, and (b) Safra Foods agreed to assume and honor all those obligations.

Safra Foods, a company of the Safra Group, is a business company organized and existing under the laws of Luxembourg with its registered office located at L-1724 Luxembourg, 35, Boulevard Prince Henri. The telephone number of Safra Foods is +352 454781 302. Safra Foods is ultimately wholly owned by Mr. Joseph Yacoub Safra. Safra Foods owns 50% of the equity interest of Parent.”

The information set forth in sections 2 and 3 of Schedule I of the Offer to Purchase are hereby replaced in their entirety with the following:

“2. Directors and Executive Officers of J. Safra Foods Holdings S.à.r.l.  The following table sets forth the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Parent. The current business address of each person is L-1724 Luxembourg, 35, Boulevard Prince Henri, and the current business phone number of each person is +352 454781 302, unless otherwise noted below.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Joseph Safra, Brazil	Function at J. Safra Foods Holdings S.à.r.l.: Ultimate Controlling Person

Professional background:   Joseph Safra is currently Chairman of the Board of Directors of J. Safra Sarasin Holding Ltd. and Safra National Bank of New York. Mr. Safra is the founder of the various Safra Banks which are part of the Safra Group.

Ailton Bernardo, Brazil	Function at J. Safra Foods Holdings S.à.r.l.: Member of Board of Managers

Other current positions and Directorships:   Ailton Bernardo is currently the Deputy Managing Director at Banque J. Safra Sarasin (Luxembourg) SA, which is engaged in private and commercial banking services, and custody services, and is part of the J. Safra Sarasin Group. Mr. Bernardo is also a Manager at J. Safra Holdings Luxembourg S.a.r.l. Mr. Bernardo also holds directorship positions as a director of entities affiliated with the Safra Group including J. Safra Holdings International (Luxembourg) S.A., J. Safra Sarasin Brokerage Ltd. and J. Safra Sarasin Insurance Brokerage (Asia) Ltd.

Fernando Batista, Brazil	Function at J. Safra Foods Holdings S.à.r.l.: Member of Board of Managers

Other current positions and Directorships:   Fernando Batista is currently Deputy Director at Banque J. Safra Sarasin (Luxembourg) SA. Mr. Batista is also a Manager at J. Safra Holdings Luxembourg S.a.r.l. Mr. Batista also holds directorship positions as a director of entities affiliated with the Safra Group, including J. Safra Holdings International (Luxembourg) S.A., J. Safra Asset Management Limited, Safra Asset Management (Bahamas) Limited and J. Safra Sarasin Asset Management (Bahamas) Ltd.

André Patiri, Italy	Function at J. Safra Foods Holdings S.à.r.l.: Member of Board of Managers

Professional Background: From 2006 to 2013 André Patiri was the Deputy Director of Private Banking at Banque J. Safra Sarasin (Luxembourg) SA.  Before 2006 Mr. Patiri held various other positions at Banque J. Safra Sarasin (Luxembourg) SA.

Other current positions and Directorships:   André Patiri is currently Director of Private Banking at Banque J. Safra Sarasin (Luxembourg) SA.  Mr. Patiri also holds positions with entities affiliated with the Safra Group as a Director at J. Safra Holdings International (Luxembourg) S.A. and as a Manager at J. Safra Holdings Luxembourg S.à.r.l.

Mathieu Beaumont, France	Function at J. Safra Foods Holdings S.à.r.l.: Member of Board of Managers

Professional Background:  From 2008 to 2011 Mathieu Beaumont was the Deputy head of accounting at Banque J. Safra Sarasin (Luxembourg) SA.  Mr. Beaumont also worked at Banque J. Safra Sarasin (Luxembourg) SA prior to 2008.

Other current positions and Directorships: Mathieu Beaumont is currently Head of Risk Management at Banque J. Safra Sarasin (Luxembourg) SA. Mr. Beaumont has held this position since 2011.

3. Directors and Executive Officers of Parent.   The following table sets forth the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Parent. The current business address of each person is Level 1, Exchange House, Primrose Street, London EC2A 2EG, England, and the current business phone number of each person is (212) 704-5518, unless otherwise noted below.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Daniel Wainberg, Uruguay and Poland	Function at Parent: Director

Professional background:   Daniel Wainberg is currently Executive Director at Bank J. Safra Sarasin Ltd., which provides private and commercial banking services, asset management and advisory services in Switzerland. Bank J. Safra Sarasin Ltd. is part of the J. Safra Sarasin Group. Mr. Wainberg has held directorship positions as a director of entities affiliated with the Safra Group, including J. Safra Asset Management Limited and Safra Asset Management (Bahamas) Limited. Mr. Wainberg is also currently a director at J. Safra Sarasin Insurance Brokerage (Asia) Ltd.

Fernando Batista, Brazil	Function at Parent: Director
Professional background: (See information provided for Safra Foods above.)
Graziela Cutrale, Brazil	Function at Parent: Director
Professional background: (See information provided for Burlingtown above.)
Philip Warner, Britain	Function at Parent: Director
Professional background: (See information provided for Burlingtown above.)”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2014

CAVENDISH ACQUISITION CORPORATION

By:	/s/ Michael Rubinoff
Name: Michael Rubinoff
Title: President and Director

CAVENDISH GLOBAL LIMITED

By:	/s/ Daniel Wainberg
Name: Daniel Wainberg
Title: Director

By:	/s/ Philip Warner
Name: Philip Warner
Title: Director

[Signature Page to Amendment No. 3 to Schedule TO]